Exhibit 15.1
April 1, 2015

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Eltek Ltd. and, under the date of April 27, 2014, we reported on the consolidated financial statements of Eltek Ltd. as of and for the years ended December 31, 2013 and 2012. On October 7, 2014, we were dismissed. We have read Eltek Ltd.'s statements included under Item 16F of its Form 20-F dated April 1, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with Eltek Ltd.'s statement that Kost, Forer, Gabbay & Kasierer was not engaged regarding the application of accounting principles to a specified transaction, or the type of audit opinion that might be rendered on Eltek Ltd.'s consolidated financial statements.

Very truly yours,

Somekh Chaikin
A member firm of KPMG International